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Exhibit 12                       Xerox Corporation
                  Computation of Ratio of Earnings to Fixed Charges
                        Three months ended            Year ended
                            March 31,                December 31,
(In Millions)             1995    1994    1994    1993*  1992**  1991*** 1990
Fixed charges:
  Interest expense      $  200  $  181  $  732  $  755  $  788  $  758 $  799
  Rental expense            46      48     190     201     208     206    191
    Total fixed charges
      before capitalized
      interest             246     229     922     956     996     964    990
  Capitalized interest       -       1       2       5      17       3      -
    Total fixed charges $  246  $  230  $  924  $  961  $1,013  $  967 $  990
Earnings available for
  fixed charges:
  Earnings****          $  311  $  256  $1,558  $ (227) $  192  $  939 $1,116
  Less undistributed
    income in minority
    owned companies        (13)     (2)    (54)    (51)    (52)    (70)   (60)
  Add fixed charges before
    capitalized interest   246     229     922     956     996     964    990
  Total earnings
    available for
    fixed charges       $  544  $  483  $2,426  $  678  $1,136  $1,833 $2,046
Ratio of earnings to
   fixed charges (1)(2)   2.21    2.10    2.63    0.71    1.12    1.90   2.07

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Interest expense has been assigned to discontinued operations principally on the basis of the relative amount of gross assets of the discontinued operations. Management believes that this allocation method is reasonable in light of the debt specifically assigned to discontinued operations. The discontinued operations consist of the Company's real-estate development and related financing operations and its third-party financing and leasing businesses, and Other Financial Services businesses.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries which primarily finance Xerox equipment. Financing businesses, due to their nature, traditionally operate at lower earnings to fixed charges ratio levels than do non-financial companies.

* In 1993, the ratio of earnings to fixed charges includes the effect of the $1,373 million before-tax ($813 million after-tax) charge incurred in connection with the restructuring provision and litigation settlements. Excluding this charge, the ratio was 2.13. 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $283 million.
** In 1992, the ratio of earnings to fixed charges includes the effect of the $936 million before-tax ($778 million after-tax) charge incurred in connection with the decision to disengage from the Company's Insurance and Other Financial Services businesses. Excluding this charge, the ratio was 2.05.
*** In 1991, the ratio of earnings to fixed charges includes the effect of the $175 million before-tax ($101 million after-tax) charge incurred in connection with a Document Processing work-force reduction. Excluding this charge, the ratio was 2.08.
****Sum of income before income taxes and income attributable to minority ownership.

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